UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2025

Commission File Number: 001-14878

Gerdau S.A.

Av. Dra. Ruth Cardoso, 8501, 8th floor

05425-070 São Paulo, São Paulo

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibit Index

Exhibit 99.1 – Management’s Discussion and Analysis of Financial Condition and Results of Operations of Gerdau S.A. for the three-month periods ended March 31, 2025 and 2024 and as of March 31, 2025.

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 filed with the Securities and Exchange Commission on June 3, 2025 and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3, 2025

Gerdau S.A.

By:	/s/ Rafael Dorneles Japur
	Name:	Rafael Dorneles Japur
	Title:	Executive Vice-President, Chief Financial Officer and Investor Relations Officer